Change of Independent Registered Public Accounting Firm

On February 23, 2017, the Board of Directors of the City National Rochdale High Yield Alternative Strategies Master Fund LLC, City National Rochdale High Yield Alternative Strategies Fund LLC, and City National Rochdale High Yield Alternative Strategies Fund TEI LLC, based on the recommendations and approvals of the Funds' Audit Committee, approved EisnerAmper LLP as the Funds' independent registered public accounting firm for the fiscal year ending March 31, 2017.

The reports of PKF O'Connor Davies, LLP, the Funds' predecessor auditor of each Fund's financial statements as of and for the fiscal years ended March 31, 2016 and 2015 contained no adverse opinion or disclaimer of opinions and were not qualified or modified as to uncertainty, audit scope or accounting principles. There have been no disagreements with PKF O'Connor Davies, LLP, during the Funds' two most recent fiscal years ended March 31, 2016 and 2015 and any subsequent interim period through February 23, 2017 on any matter of accounting principles or practices, financial statements disclosure or audit scope or procedures, which disagreements, if not resolved to the satisfaction of PKF O'Connor Davies, LLP, would have caused them to make reference thereto in their reports on the Funds' financial statements for such years, and there were no reportable events of the kind described in Item 304(a)(1)(v) of the Regulation S-K under the Securities Exchange Act of 1934, as amended.

For the fiscal years ended March 31, 2015 and March 31, 2016, and through February 23, 2017, the Funds did not consult with EisnerAmper LLP regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds' financial statements or regarding the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event, as such terms are defined in Item 304 of Regulation S-K.